

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2012

Via E-mail
Mr. Timothy Crawford
Principal Executive Officer
Cardinal Energy Group, Inc.
2665 Fairfax Drive
Upper Arlington, Ohio 43220

> **Re: Cardinal Energy Group, Inc. (formerly known as Koko Ltd.)**
> **Form 8-K**
> **Filed October 4, 2012**
> **File No. 0-53923**

Dear Mr. Crawford:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please ensure that your disclosure throughout your document is consistent. For example:

- remove references in your report to "this offering";
- clarify your disclosure on page 29 that "[f]or 2012, [you] have allocated [your] planned program for capital and exploration expenditures primarily to the Appalachian Basin primarily in South Central Kentucky," in light of your disclosure elsewhere that your working interests are in Ohio and California; and
- reconcile your statement on page 35 that your board of directors has no nominating, auditing or compensation committees with the disclosure on page 40 that you have an audit committee.

2.   Please provide us with support for the following claims, or alternatively remove them:

   - your claim on page 4 (repeated on page 36) that Mr. Yajnik "drilled 6 wells from one off-shore platform [in the Gulf of Mexico], which produced over 40 bcf of natural gas during its lifetime"; and
   - your claim on page 18 (repeated on page 31) that "[t]he Armstrong 17-1 and 17-3 has produced in excess of 1 BCF of natural gas over the last ten years."

Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers, page 2

3.   In Mr. May's biographical sketch on page 4 (repeated on page 36), please clarify the meaning of "grey market."

Business, page 11

4.   Please provide the disclosure required by Items 1204, 1205 and 1208 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Financial Condition, Liquidity and Capital Resources, page 29

5.   Please disclose how you intend to spend your capital over the next twelve months. See Item 303(a)(1) and –(2) of Regulation S-K. In addition, revise the following disclosure on page 29 which appears to be inaccurate given your current cash position: "For 2012, we expect to spend approximately $3 to $5 million in capital and exploration expenditures, using proceeds from the sale of our stock to supplement our cash flows from operations in order to fund our capital and exploration expenditures." Explain how you intend to raise the capital necessary to fund your capital and exploration expenditures.

6.   We note your statement that "We believe our existing cash on hand, operating cash flows and proceeds from the sale of assets may not be sufficient to fund our capital and exploration spending in the current year." Please disclose how long you can maintain operations with your current resources. Please also discuss the status of the $20,000 note receivable due in October 2012, as disclosed in Note 3 of the financial statements found in Exhibit 99.4.

7.   Please expand to describe in greater detail "The Gas Gun®" that you intend to utilize in wells that warrant rework.

Certain Relationships and Related Transactions, page 43

8.   With a view toward disclosure, please tell us the basis for your statement that the fees you pay California Hydrocarbons are as favorable as you could obtain from unrelated third parties.

Exhibits

9.   We note that Exhibit 10.4 appears to be incomplete insofar as you have omitted the disclosure schedules which were part of the agreement. Please be aware that when you file an agreement pursuant to Item 601(b)(10) of Regulation S-K, unlike Item 601(b)(2), you are required to file the entire agreement, including all exhibits, schedules, appendices and any document which is incorporated in the agreement. Please re-file this exhibit.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or me at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief